Filed by Frontline Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
FRO - New DHT Offer Proposal
Press release from Frontline Ltd. 26.04.2017
Frontline Ltd. (NYSE/OSE: FRO) has previously disclosed that it has submitted several proposals to the management and Board of DHT Holdings Inc. (NYSE: DHT) to effectuate a business combination between Frontline and DHT.  Since at least the date of the proposal made on January 27, 2017, Frontline has actively sought to engage the management and Board of DHT on the good faith understanding that they would take actions that would be in the best interests of DHT's shareholders.
Frontline has now approached the Board of Directors of DHT to consider a proposed new business combination, which includes the ships already delivered and yet to be delivered by BW Group Ltd. to DHT under the Vessel Acquisition Agreement ("VAA") entered into by DHT and BW on March 23, 2017. The offer would be effected at an exchange ratio of 0.8 Frontline shares for each DHT common share. Frontline's offer is further detailed in the April 25, 2017 letter to the DHT board, which is set out below.
The proposed new combination of Frontline and DHT, which represented a 18% premium to DHT's volume weighted average price for the 10 days immediately prior to the opening market price on April 21, 2017, and 15.8% premium to the latest 30-day volume weighted average price, is expected to yield increased benefits. In particular, it is expected that the combination would create the largest public tanker company by fleet size, market capitalization and trading liquidity; DHT shareholders would benefit from a substantially lower G&A cost per vessel and profit from synergy values.  Frontline's superior access to debt and equity capital markets should enhance free cash flow generation further.
Frontline trusts that the Board of DHT will now engage with Frontline in order to negotiate mutually satisfactory transaction documents, and will halt all efforts to give effect to the various entrenchment measures it has implemented aimed at thwarting Frontline's offers.  The effect of the VAA and the Investor Rights Agreement, combined with DHT's staggered board of directors and the Shareholder Rights Plan it introduced on January 29, 2017 in response to Frontline's offer, has been to give BW an unassailable advantage over any other bidder for DHT and ensure that there is no realistic opportunity for any other offer to emerge for DHT, except for an offer from BW.
Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS says:
"We are convinced that the proposed new combination of Frontline and DHT will maximize value for both sets of shareholders. We believe that this outcome is in the best interests of shareholders of both companies and will seek to ensure that shareholders of DHT have an opportunity to consider our offer. We look forward to engaging DHT management and its Board to achieve a mutually beneficial combination with Frontline."

Copy of the Offer Letter sent by Frontline to the DHT Board on April 25, 2017
DHT Management AS
Haakon VIIs GT.1, 7th floor
POB 2039 Vika, 0125 Oslo,
Norway
For the attention of: Erik A. Lind, Chairman of the Board of Directors
Oslo, 25 April 2017
Terms for the proposed combination of Frontline, Ltd. and DHT Holdings, Inc.
Dear Mr Lind,
We write to ask the Board of Directors of DHT Holdings, Inc. ("DHT") to consider a proposed business combination ("offer") with Frontline Ltd. ("FRO" or "Frontline"), which may be effected by way of a one-step merger, tender offer or other appropriate structure.
The offer includes the ships delivered and to be delivered by BW Group Limited ("BW") to DHT under the Vessel Acquisition Agreement ("VAA") and takes into account shares of common and preferred stock of DHT issued and to be issued to BW thereunder.
The offer would be effected at an exchange ratio of 0.8 Frontline shares for each DHT common share.
The terms of the offer have been approved by Frontline's Board of Directors, are not subject to any financing condition and are conditioned only on fulfilment (or waiver by Frontline) of the following conditions: (a) the negotiation and execution of mutually satisfactory transaction documents between Frontline, DHT and, if applicable, BW; (b) approval from the requisite majority of DHT stockholders of any one-step merger with Frontline or Frontline receiving acceptances from stockholders which, together with its and its affiliates' holdings, represent not less than 50.01% of the outstanding voting stock of DHT (including both common and preferred stock voting as a single class, as well as shares to be issued pursuant to the VAA); and (c) termination of, or the grant by a court of competent jurisdiction of permanent injunction(s) in respect of: (i) the DHT Rights Agreement dated as of January 29, 2017; and (ii) the Investor Rights Agreement ("IRA") with BW and, in particular, those provisions of the IRA which prevent or preclude Frontline from consummating the offer if approved or accepted as contemplated by (b) above (collectively, the "poison pill arrangements").
When it is commenced, the offer to all DHT's shareholders will remain open for at least 45 days.
The poison pill arrangements, together with the DHT Board of Directors' decision not to permit DHT shareholders to consider and vote on any of our prior offer proposals, contravene the duties DHT's Board owes to all its shareholders.  Moreover, the poison pill arrangements threaten to inflict irreparable harm on DHT, as well as Frontline, by effectively blocking any entity besides BW from engaging in a business combination with DHT.

We therefore demand that you immediately halt all efforts to enforce, give effect to or permit, the poison pill arrangements, and that you permit DHT stockholders the opportunity to consider and vote on the offer.  Please confirm by 12 noon, New York time, tomorrow (April 26, 2017) that you will immediately halt all efforts to enforce, give effect to or permit, the poison pill arrangements and will commence negotiations with Frontline on mutually satisfactory transaction documents.
The proposal outlined in this letter is based on publicly available information.
Yours sincerely,
Robert Hvide Macleod
Principal Executive Officer
Frontline Ltd.

April 25, 2017
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Contacts:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination transaction with DHT proposed by Frontline, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF Frontline AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov

Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include DHT's failure to accept Frontline's proposal and enter into a definitive agreement to effect the transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Frontline with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.